Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 2, 2007

To Whom It May Concern

Company Name: Nikko Cordial Corporation

Representative: Shoji Kuwashima, President

(Code 8603TSE First Section)

Inquiries: Public Relations Division

(Phone: 03-5644-3110)

Notice concerning Basic Agreement on Share Exchange

This is to announce that the board of directors of Nikko Cordial Corporation (“NCC” or the “Company”) resolved today to enter into a basic agreement (the “Basic Agreement”) for a share exchange transaction (the “Share Exchange”) with Citigroup Japan Holdings Ltd. (“CJH”) and CJH’s 100% parent company, Citigroup Inc. (“Citigroup”), whereby the Company will become a wholly owned subsidiary of CJH and holders of NCC common shares will receive Citigroup common shares in exchange for their NCC common shares (the “Share Exchange”). In accordance with prescribed procedures, the Company’s shares will be delisted from the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange as a result of the Share Exchange. The effective date of the Share Exchange is currently scheduled for January 2008.

1.	Purpose of the Share Exchange

A.	Purpose of the Share Exchange

On March 6, 2007, the Company entered into a comprehensive strategic alliance agreement consisting of a broad business and capital alliance with Citigroup in line with its medium-to-long-term group business strategy. Between March 15 and April 26, 2007, Citigroup conducted a tender offer for the Company’s shares (the “Tender Offer”) in accordance with the comprehensive strategic alliance agreement NCC entered into with them. As a result of the Tender Offer and subsequent market purchases, Citigroup now owns approximately 67.2% (approximately 68% in terms of percentage of voting rights) of the Company’s total shares outstanding.

The Nikko group believes its strengths lie in its broad customer base established and maintained through its brand, which is recognized as deeply rooted in Japanese culture, and its ability to provide products and services through its extensive multi-channel networks. Citigroup, as a leading global financial services group, boasts a strong global presence, possessing the capability of providing top quality and broad services as well as a high quality corporate governance system. NCC and Citigroup have continued to strengthen their largely complementary businesses by seeking new business alliance opportunities through the capital alliance formed as a result of the Tender Offer and through their various joint ventures. For instance, NCC and Citigroup are encouraging the creation of a new alliance between the retail securities business of Nikko Cordial Securities Ltd. and the banking and credit card businesses of Citigroup in order to provide retail customers a wider range of products and services and are leveraging NCC’s institutional marketing strength and Citigroup’s global network in order to provide institutional clients with improved products and services.

On August 31, 2007, the Company received the Share Exchange proposal from Citigroup to make the Company a wholly owned subsidiary of CJH, pursuant to a share-for-share exchange, to further strengthen the alliance.

In response to this proposal from Citigroup, the Company, in order to protect the interest of its minority shareholders, collected information, opinions and advice, carefully analyzed and reviewed the details, considered whether the Company should accept the proposal (as described in B and C below) and engaged in discussions and negotiations with Citigroup.

By further reinforcing its alliance with Citigroup through the Share Exchange, the Company believes it can create one of Japan’s leading comprehensive financial services groups with banking and securities capabilities and maximize capital and financing efficiencies. The Company believes it will be able to develop future businesses more flexibly and aggressively based on the wider range of options that will be available. The Company also believes its complementary relationship, in terms of regional and business aspects, can be more fully utilized by further enhancing the value of the Nikko brand.

NCC and Citigroup possess a common view that customers’ needs must be a top priority. They believe that they must provide quality services and products based on this relationship while realizing the highest ethical level of “accountability to customers” (which is a Citigroup slogan) and of “shared responsibilities” and “client focus” (which are the Company’s management principles), in order to become a comprehensive financial services group that is the first choice for consumers. At the same time, the Share Exchange is expected to broaden work and training opportunities for the Company’s employees.

The Company will become an indirect wholly-owned subsidiary of Citigroup once the Share Exchange takes place. Citigroup’s common shares will serve as the consideration for the transaction. The Company’s shareholders will have the option of selling the Citigroup common shares they receive on the market, or continuing to hold them. The Company believes that the Share Exchange provides sufficient alternatives to adequately address the concerns and needs of the Company’s shareholders.

B.	Measures Aimed at Achieving a Fair Share Exchange Value

In the Share Exchange, CJH intends to deliver to all NCC shareholders (other than CJH) common shares of Citigroup. Since CJH owns approximately 68% of the total voting rights of NCC, the Company concluded that prudent procedures for agreeing to the exchange value and conditions under the Share Exchange should be implemented in the interest of achieving fairness.

On September 5, 2007, the Company’s board of directors established a special committee comprised of four out of the five outside directors deemed to be independent, namely Messrs. Toshio Watanabe (honorary professor of Aoyama University), Keiji Matsumoto (attorney, Matsumoto Law Office), Ikuo Rimbara (President, Nittochi Sougou Sekkei Co. Ltd.) and Yuji Yamamoto (President and CEO, Huron Consulting Group) and determined that it would base its decision in respect of the Share Exchange upon the recommendation of the special committee considering whether: (i) the value of the Company will be enhanced through the Share Exchange; (ii) due considerations have been made to protect minority shareholder interests through fair procedures; and (iii) the structure is appropriate.

In addition, as directed by the special committee, the Company appointed Greenhill & Co., LLC (“Greenhill”), a U.S. M&A advisory firm, and GCA (“GCA”), a domestic M&A advisory firm, as independent financial advisors to obtain advice on the calculation of the consideration for the Share Exchange, terms and conditions of the Share Exchange and the transaction based on the Basic Agreement, to obtain an opinion on the fairness of the consideration to be delivered to the minority holders of the Company’s common shares in the Share Exchange and to calculate a fair price for the Company’s common shares.

Negotiations and discussions on the value, conditions and other terms of the Share Exchange were jointly conducted with Greenhill and GCA. As a result, the Company and its board of directors received opinions from Greenhill and GCA that fully support the fairness of the valuation of the Company's common shares provided for in the Basic Agreement in terms of the financial interests of the Company’s minority shareholders. Based on such opinions and other factors and considerations, the Company decided to approve the Share Exchange.*

C.	Measures to Prevent Conflict of Interests

On September 5, 2007, the Company’s board of directors established a special committee (as described in B above) due to concerns about protection of minority shareholder interests, given that the Share Exchange would be conducted by CJH, the owner of approximately 68% of the Company’s voting rights.

On the same day, the special committee appointed Nakamura, Tsunoda & Matsumoto Law Office as its legal advisor, who are independent from the Company, CJH and Citigroup, and recommended the appointment of GCA and Greenhill as financial advisors of NCC as described in B above.

The special committee met a total of 13 times, between September 5 and October 2, 2007, during which consultation matters were deliberated. To collect information for the deliberations, Messrs. Kazuyoshi Kimura, Representative Executive Officer of the Company, Shoji Kuwashima, President & CEO of the Company, as well as other directors, officers and employees of the Company made presentations to the special committee with respect to the enhancement of corporate value which could be achieved through the Share Exchange.

Also, Mori Hamada & Matsumoto, the Company’s legal advisor as to Japanese law, updated the special committee on the progress of the Basic Agreement negotiations, as well as other legal and practical issues from time to time. Davis Polk & Wardwell, the Company’s legal advisor as to U.S. law, assisted Mori Hamada Matsumoto in providing explanations to the special committee in order to enhance the appropriateness of the Share Exchange.

The independent financial advisors, GCA and Greenhill, appointed by the Company as directed by the special committee discussed the fairness of the consideration for the Share Exchange as well as progress of the discussions and negotiations regarding the consideration for the Share Exchange.

The Company’s tax advisor, Deloitte Tohmatsu FAS provided advice on the tax related issues regarding the Share Exchange to the special committee.

Further, Q&A sessions were held regarding the Share Exchange with Citigroup, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Citigroup’s U.S. legal advisor, Nishimura & Asahi, Citigroup’s Japanese legal advisor, and Shin Nihon Ernst and Young, Citigroup’s tax advisor.

The special committee submitted a report to the board of directors on October 2, 2007. The special committee (i) acknowledged it was reasonable that the value of NCC would be enhanced through the Share Exchange; (ii) acknowledged that as a whole the terms of the Share Exchange provided for due consideration to protect minority shareholder interests through fair procedures; and (iii) recognized that it was appropriate to enter into the Share Exchange from a structural perspective, after confirming tax and share handling aspects.

Later on the same day, the Company held a board of directors’ meeting specifically to discuss the appropriateness of the Basic Agreement and its terms(including the terms of the Share Exchange)based upon the recommendation of the special committee. As a consequence of such discussions, the Company’s board of directors unanimously approved the execution of the Basic Agreement.

Douglas L. Peterson, a director of the Company and CEO of CJH, Steven R. Volk, a director of the Company and vice chairman of Citigroup, and Naoki Inoue, a director of the Company appointed by Citigroup, recused themselves from the deliberations (except when deemed necessary to provide an explanation with respect to the Share Exchange) and the vote on the Share Exchange at the Company’s board of directors’ meetings due to the fact that they could be deemed to have conflicts of interest with the Company.

D.	Possibility of Delisting

On the effective date of the Share Exchange, the Company will become a wholly owned subsidiary of CJH. In accordance with criteria for delisting of Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange, the Company’s shares will be delisted after being transferred to the liquidation post. The precise schedule will be fixed in the share exchange agreement. After the delisting, the Company’s shares will no longer trade on the Tokyo Stock Exchange, Osaka Stock Exchange or Nagoya Stock Exchange.

E.	Reason for Delisting

Delisting the Company’s shares is not the purpose of the Share Exchange, but as described in D above, delisting is scheduled to take place after the completion of the Share Exchange. Because the common shares of Citigroup that will be the consideration for the Share Exchange are listed on the New York Stock Exchange and Citigroup has already applied for listing its shares on Tokyo Stock Exchange, which is expected to be completed by the effective date of the Share Exchange, the Company believes that liquidity will be provided to minority shareholders of the Company after the Share Exchange.

The Share Exchange will be carried out irrespective of whether Citigroup’s common shares are listed on the Tokyo Stock Exchange by the effective date of the Share Exchange. However, if Citigroup common shares are not listed on the Tokyo Stock Exchange by that date, the Company will provide its shareholders with assistance on how to sell their Citigroup common shares.

2.	Outline of the Share Exchange

A.	Schedule of the Share Exchange

In accordance with the terms of the Basic Agreement, the Company and CJH plan to enter into a definitive agreement after fixing the operational terms and conditions of the Share Exchange following discussions with relevant authorities and organizations before the end of October 2007. Although the schedule may be changed by mutual agreement, if the share exchange agreement is entered into as planned the Share Exchange will be submitted for approval at the Company’s extraordinary general shareholders meeting to be held in December 2007 and the Share Exchange will be effective in January 2008. A detailed schedule for the Share Exchange is expected to be announced once these details are determined.

B.	The Share Exchange Ratio

In the Share Exchange for each share of NCC common stock, CJH will deliver to NCC shareholders (excluding CJH)the number of shares of Citigroup common stock (“Citigroup Shares”) which is calculated based on the following formula:

Number of shares = ¥1,700/((Citigroup Average Price)x(Exchange Rate))

where:

“Citigroup Average Price” means the average of the volume-weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days in the valuation period; provided that, notwithstanding the foregoing, if the Citigroup Average Price as so determined is greater than $58.00, then the Citigroup Average Price shall be $58.00, and if the Citigroup Average Price as so determined is less than $37.00, then the Citigroup Average Price shall be $37.00 (such share prices to be reasonably adjusted, in case of certain capital transactions by Citigroup). If the Citigroup Average Price declines to $26.00 the Company may terminate the transaction. The valuation period will be reasonably set by the parties upon discussions with the relevant authorities and organizations in accordance with the applicable laws and regulations and practice. “Exchange Rate” means the average of the middle price (nakane) in yen amount per one dollar, published by the Bank of Tokyo-Mitsubishi UFJ on each business day in the measurement period.

C.	Basis for the Share Exchange ratio

a.	Basis for the calculation and calculation process

For the calculation method of the consideration to be paid in the share exchange, based on the proposal from Citigroup, negotiations between Nikko Citigroup Limited and GCA, and other discussions by GCA and Greenhill with Citigroup, it was decided to adopt a collared floating share exchange rate system. Under the collared floating exchange rate system, the number of ordinary Citigroup shares to be granted per ordinary share of the company is calculated by dividing an agreed value of ¥1,700 per share by a volume-weighted average price per ordinary share of Citigroup measured over a certain period before the effective date of the share exchange. If the volume-weighted average price per ordinary Citigroup share is outside of a range of values, the shareholders of the Company will receive a fixed number of Citigroup shares in exchange for shares of the Company.

The board of directors of the company received the opinions dated October 2, 2007 from GCA and Greenhill with respect to the fairness from a financial point of view of the consideration to be paid under the terms of the basic agreement to the shareholders specified in, and subject to such limitations and assumptions set forth within, such opinions. In connection with their opinions, GCA and Greenhill utilized a number of commonly-accepted valuation methodologies in conducting their analyses, including historical share prices, market multiple and comparable transactions valuation analyses. In addition, GCA performed a sum-of-the-parts valuation analysis of NCC, which uses market multiples methodologies, and considered other financial information. In the historical share prices analysis, GCA and Greenhill calculated the premium implied by the consideration to be paid in the share exchange, including with reference to (i) the closing price for NCC’s common stock on October 1, 2007, (ii) the average closing price from December 18th, 2006 (the first trading date after Nikkei Press about NCC’s accounting misstatements) to October 1, 2007, and (iii) the average closing price from March 6, 2007 (the date that a comprehensive strategic alliance agreement with Citigroup was signed) through October 1, 2007. In the market multiple analysis, GCA and Greenhill analyzed the trading valuation multiples of certain selected publicly traded companies they deemed relevant. GCA and Greenhill applied these multiples to NCC’s financial metrics to imply a trading valuation for NCC. In comparable transactions valuation analysis, GCA and Greenhill analyzed the implied valuation multiples or premiums paid for certain selected publicly available transactions they deemed relevant. GCA and Greenhill then applied these multiples or premiums to NCC’s financial metrics or NCC’s closing price on October 1, 2007. In the sum-of-the-parts analysis, GCA analyzed each of NCC’s principal operating divisions using market multiples methodologies and considering other financial information and aggregated the implied value of each operating division. GCA and Greenhill explained the analyses performed in connection with their opinions to NCC’s board of directors, stating a reference share price range based on historical share prices analyses of ¥1,445 to ¥1,600, market multiple analyses of ¥890 to ¥1,424, comparable transactions valuation analyses of ¥1,246 to ¥1,734, and GCA’s sum-of-the-parts valuation analysis of ¥829 to ¥1,720.

Based on advice from their respective legal and financial advisors and the commercial determinations of their boards of directors and management, the two companies conducted several discussions and eventually agreed that the consideration under the terms of the basic agreement, based on the valuation of ¥1,700 as per share value of the company’s ordinary share, is fair.

b.	Relationship with the financial advisors

Neither of GCA nor Greenhill are related to the Company or CJH.

D.	Handling of outstanding NCC share warrants

Outstanding share warrants (shinkabu-yoyaku-ken) already issued by the Company are not to be acquired by CJH in the Share Exchange, and CJH will not issue Citigroup share warrants in exchange for Company’s share warrants. The share warrants that the Company issued to its directors and employees under Article 280-19 of the Commercial Code before that article was amended in 2001 (shinkabu-hikiuke-ken; Law No. 128 of 2001), will similarly not be acquired by CJH in the Share

Exchange. The concerned share warrants and stock options have been provided to the directors, executives or employees of the Company or its subsidiaries as stock options. The Company plans to recommend the holders of such stock options to waive the same before the effective date of the Share Exchange. There are no outstanding convertible bonds of the Company.

3.	Outline of Companies in the Share Exchange

(1) Corporate name	Nikko Cordial Corporation	Citigroup Japan Holdings Ltd.	Citigroup Inc.
(2) Main business	Securities-related financial services	Principal holding company of Citigroup Inc. in Japan	Diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customer
(3) Date of incorporation	April 1, 1944	July 2, 1991	March 8, 1988
(4) Head office	6-5, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo	1-3-1, Marunouchi, Chiyoda-ku, Tokyo	399 Park Avenue, New York, NY U.S.A.
(5) Name/title of the representative	Shoji Kuwashima Director, President & CEO	Douglas L Peterson, Representative Director & CEO	Charles O. Prince, Chairman and CEO
(6) Amount of stated capital (consolidated)	¥235,271 million (as of June 30, 2007)	¥55,908.45 million	Preferred stock $600 million Common stock $55 million Additional paid-in capital $17,725 million (as of June 30, 2007)
(7) Total number of issued shares	978,889,249 shares	2,236,278 shares	Common stock 5,477,416,086 shares Preferred stock 2,405,846 shares Total number of issued common and preferred stock 5,479,821,932 shares (as of June 30, 2007)
(8) Net asset	¥989,373 million(non-consolidated) (as of June 30, 2007)	¥110,587 million(non-consolidated) (as of August 31, 2007)	$127,754 million(consolidated) (as of June 30, 2007)

(9) Gross asset	¥10,358,853 million(non-consolidated) (as of June 30, 2007)	¥1,127,904 million(non-consolidated) (as of August 31st, 2007)	$2,220,866 million(consolidated) (as of June 30, 2007)
(10)End of the accounting term	End of March	End of December	End of December
(11)Employees	12,828 (non-consolidated)	31 (non-consolidated)	Approx 367,000(consolidated) (as of August 31,2007)
(12)Major clients	–	–	–
(13)Major shareholders and their percentage of shareholdings	Citigroup Japan Holdings(68.1%)	Citigroup Inc. (100%)

Barclays Global Investments Ltd (4.443%)

Capital Research Management (4.410%)

AXA (3.491%)

State Street (3.110%)

Vanguard Group (2.657%)

Wellington Management (2.321%)

UBS Global Asset Management (1.535%)

Fidelity Management (1.355%)

Morgan Stanley & Co. (1.345%)

Mellon Financial Corp.(1.275%)

Prince Alwaleed bin Talal ( – )*

(as of December 31, 2006)

(Source: Bloomberg)

(14)Main financing bank	Mizuho Corporate Bank	–	–

_________________________

*  Individual investor-ownership % not known

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(15)Relationship between the concerned companies	Capital relationship	Citigroup Japan Holdings which is a 100% subsidiary of Citigroup Inc., holds 657,711,277 Nikko Cordial Corporation shares (approximately 67.2% of the total outstanding shares).
Human relationship

Currently, there are three Citigroup-nominated directors on Nikko Cordial Corporation’s board. Among these directors, Douglas L Peterson, the chairman of Nikko Cordial Corporation’s board, is also the representative director and CEO of Citigroup Japan Holdings, and Stephan R. Volk is the vice chairman of Citigroup Inc.

Business relationship

Nikko Cordial Corporation has concluded the alliance agreement, shareholders agreement with Citigroup Inc. and other companies on Nikko Citigroup Securities’ business operations etc, relationship manager agreement between Nikko Citigroup Securities and Nikko Cordial Securities, several agreements concerning oversea business operation of Nikko Cordial Corporation and Citigroup’s affiliated companies, shareholders agreement on Nikko Citi Trust Bank’s business operation etc and other agreements.

Status as a related party

Citigroup Inc. and Citigroup Japan Holdings became parent companies of Nikko Cordial Corporation respectively on May 9, 2007 and August 6, 2007. Since then they have been related parties of the Company.

(16)	Business Performance for the Most Recent Three Years (In millions of yen, except per share data)
	Nikko Cordial Corporation (100% Subsidiary)			Citigroup Japan Holdings (100% Parent Company)
Fiscal year ended	March 31, 2005 (non-consolidated)	March 31, 2006 (non-consolidated)	March 31, 2007 (non-consolidated)	December 31, 2004 (non-consolidated)	December 31, 2005 (non-consolidated)	December 31, 2006 (non-consolidated)
Operating revenue	322,615	476,211	516,642	0	0	(172)
Operating income	48,744	138,213	98,992	(0)	(1)	(184)
Ordinary income	54,036	149,716	100,443	(0)	(1)	(192)
Net income	36,947	87,994	78,128	(0)	(1)	(192)
Net income per share (yen)	19.92	91.33	81.06	(1,430)	(23,047)	(3,210,498)
Net assets per share (yen)	378.53	842.88	870.04	150,947	127,900	(3,082,598)

4.	After the Share Exchange
(1)	Trade name:	Citigroup Japan Holdings Ltd.
(2)	Main business:	Principal holding company of Citigroup Inc. in Japan
(3)	Principal location of headquarters:	3-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
(4)	Name and title of representative:	Douglas L. Peterson, Representative Director and CEO
(5)	Capital:	55,908,450,000
(6)	Net assets:	Not determined at this point
(7)	Total assets:	Not determined at this point
(8)	The end of fiscal term:	December 31
(9) Outline of accounting procedures:

This transaction will be regarded as a transaction with minority shareholders among transactions under common control. The amount of goodwill to be recorded in connection with the Share Exchange is not determined.

(10)       Outlook of impact on earnings by the Share Exchange:

It is not determined how this Share Exchange will impact Citigroup Japan Holdings.

Important notice

This press release is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding this Share Exchange. In connection with the Share Exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4.  Shareholders of Nikko Cordial are urged to carefully read the prospectus included within the registration statement when it becomes available, because it will contain important information.  Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov).  Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the Company’s public filings.

*NOTE: In providing their opinions to NCC’s board of directors, GCA and Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to them by representatives and management of NCC and further relied upon the assurances of the representatives and management of NCC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With the consent of NCC’s board of directors, Greenhill assumed that the translations of those documents which Greenhill reviewed or which were made available to Greenhill and which were in Japanese and translations of their discussions with management and other representatives of NCC from Japanese were accurate and complete. GCA and Greenhill assumed with the consent of NCC’s board of directors that the third-party estimates used by GCA and Greenhill in advising NCC’s board of director were a reasonable basis on which to evaluate the business and financial prospects of NCC, and neither GCA nor Greenhill expressed any opinion with respect to such third-party estimates and the data or the assumptions on which they are based. GCA and Greenhill assumed that the Share Exchange would be consummated in accordance with the terms set forth in the final, executed basic agreement and the attached share exchange agreement, which GCA and Greenhill further assumed would be identical in all material respects to the latest drafts thereof that they reviewed, and without waiver of any material terms or conditions set forth in the agreements. GCA and Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the share exchange will be obtained without any effect on NCC, Citigroup, the share exchange or the contemplated benefits of the share exchange meaningful to their analysis. Neither GCA nor Greenhill made any independent valuation or appraisal of the assets or liabilities of NCC, nor were GCA or Greenhill furnished with any such valuations or appraisals. The analyses of GCA and Greenhill were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA or Greenhill as of, October 2, 2007. It should be understood that subsequent developments may affect GCA and Greenhill’s opinions, and they do not have any obligation to update, revise, or reaffirm their opinions. Neither GCA nor Greenhill expressed an opinion as to any aspect of the share exchange other than the fairness of the consideration in the Share Exchange from a financial point of view to the public holders of shares of common stock NCC specified in the opinions GCA and Greenhill. The opinions of GCA and Greenhill were not intended to be and did not constitute a recommendation to the members of NCC’s board of directors as to whether they should approve the share exchange or the basic agreement, and were not intended to be and did not constitute a recommendation as to whether NCC’s shareholders should approve the share exchange or take any other action in respect thereof at any meeting of NCC’s shareholders convened in connection with the share exchange.

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